UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                           Rapid Bio Tests Corporation
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   753339-10-0

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                                 (CUSIP Number)

          Geoffrey V.F. Seaman, 5409 Ivy Street, Springfield, OR 97478
                                 (541) 686-5989
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 July 28, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.   753339-10-0
------------

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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).

                           Cathy Shackleton
                           -----------------------------------------------------
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                 2.        Check the Appropriate Box if a Member of a Group
                           (See Instructions)

                      (a)
                           -----------------------------------------------------
                      (b)
                           -----------------------------------------------------
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                 3.        SEC Use Only
                                       -----------------------------------------
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                 4.        Source of Funds (See Instructions) OO
                                                              --
--------------------------------------------------------------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                           -----------------------------------------------------

                 6.        Citizenship or Place of Organization   Canada
                                                                ----------------
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Number of        7.        Sole Voting Power     1,300,000
                                             -----------------------------------
Shares
                           -----------------------------------------------------
Beneficially     8.        Shared Voting Power

Owned by                   -----------------------------------------------------

Each             9.        Sole Dispositive Power  1,300,000
                                                   -----------------------------
Reporting
                           -----------------------------------------------------
Person           10.       Shared Dispositive Power

With                       -----------------------------------------------------

                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
                                 -----------------------------------------------

--------------------------------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                 13.       Percent of Class Represented by Amount in Row (11)
                           6.3%
                           -----------------------------------------------------

--------------------------------------------------------------------------------

                 14.       Type of Reporting Person (See Instructions)
                           IN
                           -----------------------------------------------------

--------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the common stock, $.001 par value stock of Rapid Bio Tests Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5409 Ivy Street, Springfield OR 97478.


Item 2.  Identity and Background
--------------------------------

(a)  Name:                                 Cathy Shackleton

(b)  Business Address:                     5409 Ivy Street, Springfield OR 97478

(c)  Present Principal Occupation:         Business Consultant to the Issuer

(d)  Disclosure of Criminal Proceedings:   Ms. Shackleton has not been convicted
                                           in any criminal proceeding at any
                                           time.

(e)  Disclosure of Civil Proceedings:      Ms. Shackleton has not been subject
                                           to any judgment, decree or final
                                           order enjoining violations
                                           of or prohibiting or mandating
                                           activities subject to federal
                                           or state securities laws or finding
                                           any violations with respect to such
                                           laws.

(f)  Citizenship:                          Ms. Shackleton is a citizen of
                                           Canada.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

The Registrant issued 1,300,000 shares of its common stock to Ms. Shackleton in exchange for business consulting services to be rendered to the Issuer.

Item 4.  Purpose of Transaction
-------------------------------

Ms. Shackleton acquired 1,300,000 shares in exchange for services to be rendered to the Issuer.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Ms. Shackleton beneficially owns a total of 1,300,000 shares of the Issuer's common stock as follows:

(a) Ms. Shackleton directly and personally owns 1,300,000 shares of the Issuer's common stock which comprises 6.3% of the Issuer's total issued and outstanding shares.

(b) Ms. Shackleton has sole voting and dispositive power as to the 1,300,000 shares she owns directly.

(c)  None.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

None.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

Reference is made to Exhibit 4.4 filed with the Registrant's Form S-8 filed July 3, 2003.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2003
-------------------------
Date

/s/ Cathy Shackleton
-------------------------
Cathy Shackleton


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)











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